UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Atara Biotherapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

046513107
(CUSIP Number)

Gregory A. Ciongoli

Adiumentum Capital Fund I LP

c/o Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 504-6000

with a copy to

Richard M. Brand

Erica L. Hogan

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 046513107	13D

1.	Names of Reporting Persons Adiumentum Capital Fund I LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,065,923
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,065,923
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,065,923
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7%*
14.	Type of Reporting Person (See Instructions) IA

* All percentage calculations set forth herein are based upon the aggregate of 120,416,138 Common Shares outstanding as of May 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 9, 2024.

CUSIP No. 046513107	13D

1.	Names of Reporting Persons Adiumentum Capital Fund I GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,065,923
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,065,923
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,065,923
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7%*
14.	Type of Reporting Person (See Instructions) IA

* All percentage calculations set forth herein are based upon the aggregate of 120,416,138 Common Shares outstanding as of May 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2024.

CUSIP No. 046513107	13D

1.	Names of Reporting Persons Gregory A. Ciongoli
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,065,923
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,065,923
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,065,923
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7%*
14.	Type of Reporting Person (See Instructions) IN

* All percentage calculations set forth herein are based upon the aggregate of 120,416,138 Common Shares outstanding as of May 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2024.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Atara Biotherapeutics, Inc., a Delaware corporation (the “Issuer”) having its principal executive offices at 2380 Conejo Spectrum Street, Suite 200, Thousand Oaks, California 91320.

The Reporting Persons (as defined below) each beneficially owns an aggregate of 8,065,923 shares of Common Stock. These shares represent approximately 6.7% of the outstanding shares of Common Stock.

Item 2.	Identity and Background.

(a), (f) This Schedule 13D is being filed by:

(i)	Adiumentum Capital Fund I LP, a Delaware limited partnership (“Adiumentum”);

(ii)	Adiumentum Capital Fund I GP LLC, a Delaware limited liability company (“Adiumentum GP”); and

(iii)	Gregory A. Ciongoli, a citizen of the United States of America (together with Adiumentum and Adiumentum GP, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of May 22, 2024, a copy of which is attached hereto as Exhibit 99.1.

(b) The address of the principal business and office of each of the Reporting Persons is c/o Cadwalader, Wickersham & Taft LLP, 200 Liberty Street, New York, New York 10281.

(c) Adiumentum’s principle business is to make investments in securities.

Adiumentum GP’s principal business is to serve as the general partner of Adiumentum.

Mr. Ciongoli’s principal occupation is to serve as the managing partner of Adiumentum, and as the managing member of Adiumentum GP.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Item 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The investment costs (including commissions, if any) of the Common Stock directly owned by Adiumentum is approximately $5,643,549.82. The source of funding for such transactions was derived from the capital of Adiumentum.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of the shares of Common Stock over which they exercise beneficial ownership in the belief that the Common Stock was undervalued and an attractive investment opportunity.

The Reporting Persons intend to engage in conversations, meetings and other communications with certain members of the Issuer’s board of directors and management team, stockholders, industry analysts, and other interested parties, in each case to discuss the Issuer’s business, operations, financial condition, strategic plans and governance.

The Reporting Persons may take or engage in various plans, actions or transactions in seeking to bring about changes to increase stockholder value, and may discuss such plans, actions or transactions with the Issuer and the board of directors and management team of the Issuer, stockholders, industry analysts, and other interested parties. The Reporting Persons may change their intentions with respect to any and all matters referred to in Item 4 of Schedule 13D, and may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such plans, actions or transactions.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s management and board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may from time to time and at any time in the future take or engage in various plans, actions or transactions with respect to the investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock, disposing of shares of Common Stock, acquiring other financial instruments that are based upon or relate to the value of the Common Stock, selling or obtaining financing on some or all of their beneficial or economic holdings, and engaging in hedging or similar transactions with respect to securities that are based upon or relate to the value of the Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a), (b) The Reporting Persons each beneficially owns an aggregate of 8,065,923 shares of Common Stock (the “Subject Shares”). The Subject Shares represent approximately 6.7% of the outstanding shares of Common Stock, based on 120,416,138 shares of Common Stock outstanding as of May 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2024.

Adiumentum may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares. Adiumentum GP, as the general partner of Adiumentum may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all the Subject Shares. Mr. Ciongoli, as the managing partner of Adiumentum, and as the managing member of Adiumentum GP, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all the Subject Shares.

(c) Exhibit 99.2 filed herewith, which is incorporated herein by reference, describes the transactions in the Common Stock that were effected by the Reporting Persons during the past sixty days.

(d) The Reporting Persons have the right to receive dividends from, and the proceeds from the sale of, the Subject Shares. No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons may, from time to time, enter into and dispose of swaps, options or other derivative transactions with one or more counterparties that are based upon the value of shares of the Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of the Common Stock.

On May 22, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons (or to the knowledge of the Reporting Persons, any other person referred to in Item 2) and between the Reporting Persons (or to the knowledge of the Reporting Persons, any other person referred to in Item 2) and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated May 22, 2024, among the Reporting Persons.
Exhibit 99.2	Trading Data

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 22, 2024	ADIUMENTUM CAPITAL FUND I LP

By: Adiumentum Capital Fund I GP LLC, its general partner

By:	/s/ Gregory A. Ciongoli
	Name:	Gregory A. Ciongoli
	Title:	Managing Member

Date: May 22, 2024	ADIUMENTUM CAPITAL FUND I GP LLC

	By:	/s/ Gregory A. Ciongoli
		Name:	Gregory A. Ciongoli
		Title:	Managing Member

Date: May 22, 2024	GREGORY A. CIONGOLI

	By:	/s/ Gregory A. Ciongoli
Gregory A. Ciongoli